Omthera Pharmaceuticals, Inc.

707 State Road

Princeton, NJ 08540

VIA EDGAR AND FACSIMILE

April 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jeffrey P. Riedler

Re:                             Omthera Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-187153

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Omthera Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 10, 2013, at 4:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edward A. King at (617) 570-1346.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Edward A. King, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Edward A. King of Goodwin Procter LLP at (617) 570-1346.

Sincerely,

OMTHERA PHARMACEUTICALS, INC.

/s/ Gerald L. Wisler
Gerald L. Wisler
President and Chief Executive Officer

cc:                                Christian S. Schade, Omthera Pharmaceuticals, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Edward A. King, Esq., Goodwin Procter LLP